

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Michael Zechmeister
Chief Financial Officer
C. H. Robinson Worldwide, Inc.
14701 Charlson Road
Eden Prairie, Minnesota 55347

> **Re: C. H. Robinson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 19, 2020**
> **File No. 000-23189**

Dear Mr. Zechmeister:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation